UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated April 29, 2015.

2.     Q1 2015 Financial Information.

3.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

4.              Agenda and resolutions from the ABB Ltd General Meeting of Shareholders held on April 30, 2015.

5.              Press release issued by ABB Ltd dated April 30, 2015.

The information provided by Items 1 and 2 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

ABB — Solid growth in a mixed market

Zurich, Switzerland, April 29, 2015: First-quarter highlights

•             15% order growth1, revenues return to growth at +3%

•             Operational EBITA margin2 steady

•             Net income up 4%

•             Increased cash from operations

•             Financials impacted by currency translation due to strong appreciation of US dollar

•             Continued progress on Power Systems ‘step change’ program

•             Next Level strategy: Collaboration drives large combined power and automation orders

“We delivered a solid first quarter in which we grew net income and increased cash flow, in line with our commitment to drive profitable growth and accelerate sustainable value creation,” said CEO Ulrich Spiesshofer.

“In a challenging environment, we doubled large orders and kept base orders steady,” he said. “We grew orders in our three largest countries—the US, China and Germany—on a like-for-like basis and won key projects due to our combined power and automation offering, reflecting our competitive advantage. We brought revenue back to growth, benefiting from our order backlog and strong focus on growth segments in a difficult market overall.

“We continued to make progress in our Power Systems ‘step change’ program,” he said. “Mix effects and market challenges, such as oil and gas, weighed on margins in the rest of the group. We have taken decisive actions on cost and productivity to address this as part of our ongoing focus on relentless execution. In total, we delivered a steady operational EBITA margin.

“We are seeing the first benefits of our Next Level strategy, giving us confidence that we can take advantage of profitable growth opportunities.  We are driving cost out and implementing additional restructuring to address market uncertainties in the quarters ahead” Spiesshofer said.

Key Figures

			Change
($ in millions, unless otherwise indicated)	Q1 2015	Q1 2014	US$		Like-for-like[2]
Orders	10,404	10,358	0%		+15%
Revenues	8,555	9,471	-10%		+3%
Operational EBITA[3]	949	1,039	-9%		+5%
as % of operational revenues[2]	11.1%	11.0%	+0.1	pts
Net income	564	544	+4%
Basic earnings per share ($)	0.25	0.24
Operational earnings per share[2] ($) (constant currency basis)	0.31	0.29
Cash flow from operating activities	53	(45)	n.a.

Like-for-like is local currency change adjusted for acquisitions and divestitures

Outlook summary4

In the short term, macroeconomic and geopolitical developments are signaling a mixed picture with increased uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue but at a slower pace. The long-term demand outlook in ABB’s three major customer sectors—utilities, industry, and transport and infrastructure—remains positive. Current oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

Q1 2015 Group Results

Market overview

Demand patterns in ABB’s three major customer sectors reflected ongoing macro uncertainty and challenges in most markets. Utilities remained cautious in their capital expenditures but continued to make selective investments, such as in power transmission to link grids and integrate renewable power sources. ABB won a major order to connect the Norwegian and German power grids, as well as orders for ultra high voltage direct current (UHVDC) equipment in China and high-voltage cables in Denmark.

Demand from industrial customers varied by sector and region. Industrial demand for power and automation solutions to improve the productivity and efficiency of existing assets remained steady. Low oil prices in the quarter resulted in reduced discretionary spending by oil and gas customers. The need for flexible automation solutions in general industry was a key demand driver in the quarter, especially in the automotive as well as in the food and beverage sectors.

Demand for specialty ships and rail solutions grew in the quarter, mainly driven by the need for higher efficiency and lower environmental impact. Infrastructure and construction markets varied by region and were weaker in China.

Orders

Total orders received in the quarter were up 15 percent on a like-for-like basis (flat in US dollars). The appreciation of the US dollar in Q1 2015 versus the prior year period resulted in a negative translation impact on reported orders of 13 percent; divestitures had an impact of 2 percent.

Base orders (below $15 million) increased in four divisions and were steady overall compared with the first quarter of 2014. Base orders declined in Process Automation, primarily reflecting lower discretionary spending in the oil and gas sector. Large orders (above $15 million) increased more than 100 percent, led by the Power Systems and Process Automation divisions, and represented 23 percent of total orders compared with 12 percent in the same quarter a year ago.

Geographically, orders grew in all three regions—Europe, the Americas, and Asia, the Middle East and Africa (AMEA)—driven mainly by higher large orders. Lower base orders in Europe and in AMEA were compensated by base order growth in the Americas, mainly in the US and Canada. Base orders were steady in China and Germany in the quarter.

Service orders represented 15 percent of total orders compared with 18 percent a year ago, reflecting the much higher share of large orders received in the first quarter of 2015 compared with the same quarter in 2014.

The order backlog at the end of March 2015 amounted to $25.5 billion, an increase of 10 percent (down 5 percent in US dollars) compared to the end of the same quarter in 2014.

The book-to-bill2 ratio in the first quarter increased to 1.22x compared with 1.09x in the same quarter a year earlier, and was above 1.0x in all divisions.

Revenues

Revenues grew 3 percent on a like-for-like basis (down 10 percent in US dollars) in the first quarter, mainly reflecting the successful execution of the stronger order backlog in most businesses. The appreciation of the US dollar in Q1 2015 versus the prior year period resulted in a negative translation impact on reported revenues of 10 percent; divestitures had an impact of 3 percent.

Revenues were steady to higher in all divisions except Process Automation, where the lower opening order backlog in the oil and gas and mining businesses resulted in a modest revenue decline.

Total service revenues increased 6 percent (down 7 percent in US dollars) and reached 17 percent of total revenues, up from 16 percent in the same quarter a year earlier.

2

Operational EBITA

Operational EBITA increased on a like-for-like basis2 compared to the first quarter 2014, mainly due to better performance in Power Systems supported by progress on the ‘step change’ program. On a US-dollar basis, operational EBITA was down due to currency translation effects of approximately 10 percent and impacts from divestments of approximately 4 percent.

The operational EBITA margin of 11.1 percent remained stable compared to the first quarter of 2014, as improvements in Power Systems were offset by negative business and geographic mix effects in the other divisions. These included reductions in discretionary oil and gas spending and the economic downturn in countries such as Russia.

Net income

Net income for the quarter increased 4 percent to $564 million. Basic earnings per share (EPS) amounted to $0.25 in the first quarter compared to $0.24 in the same quarter a year earlier. Operational EPS2 on a constant currency basis was $0.31 versus $0.29 in the first quarter of 2014, an increase of 5 percent.

Cash flow

ABB reported positive cash flow from operating activities of $53 million in the first quarter compared with a negative cash from operations of $45 million in the same quarter of 2014, partly the result of measures to achieve more evenly distributed cash generation through the year and timing of project cash flows in Power Systems.

Next Level Implementation

In the first quarter, ABB continued to implement the Next Level strategy announced last September aimed at accelerating sustainable value creation from its leading power and automation portfolio. The strategy builds on ABB’s three focus areas of profitable growth, relentless execution and business-led collaboration.

Profitable growth

In the first quarter of 2015, ABB continued to drive growth through increased market penetration in targeted geographic and industry segments. For example, ABB grew orders in Japan at a double-digit pace for the fourth consecutive quarter, driven mainly by ABB’s best-in-class solar energy offering between panel and grid. ABB also continued to grow its position in the food and beverage sector by offering a combination of robotics and motion control technologies to provide higher productivity and product safety. Combined power and automation offerings have been key to further large order wins as in Norway with Statoil.

Innovation continued to be a focus for growth and the company introduced a variety of new products, including intelligent transformer sensors, production management software for the cement industry and control products for the power generation and water industries. Earlier this month, ABB commercially launched its Yumi® collaborative dual-arm robot, aimed at the fast-growing computers, consumer electronics and communications (3C) industry and other small parts handling and packaging sectors.

Expansion into new high-growth markets is another driver of profitable growth. ABB announced in March a further expansion into the rapidly growing microgrid sector by partnering globally with Samsung SDI, the leading manufacturer of lithium-ion batteries for electrical energy storage. The partnership will enable accelerated growth in the market by making microgrids a more viable power solution in both emerging and developed economies.

Relentless execution

ABB continues to be successful in relentlessly executing programs improving customer service and cash flow, and reducing costs across the company.

3

In the first quarter, ABB took additional steps to reduce structural costs. The company entered into long-term IT infrastructure agreements that are expected to reduce its IT-related operational costs significantly over five years.

The company rolled out the new compensation model to more than 60’000 employees in Q1, which links compensation more closely with individual performance parameters aimed at driving the company towards its Next Level targets.

Business-led collaboration

The main objectives of business-led collaboration are to increase focus on the company’s markets and customers and to simplify how the organization works together externally and internally. ABB achieved a number of project wins based on its combined power and automation offering which gives it a key competitive advantage. These included marine and rail orders where the capability to deliver integrated and optimized power and automation solutions allows customers to achieve higher overall system efficiency and reduce operating costs and environmental impacts.

Shareholder returns

ABB announced a $4-billion share buyback program in September 2014 in line with the Next Level strategy to accelerate sustained value creation. During the first quarter of 2015, ABB purchased approximately 21.5 million shares under the program with a buyback value of approximately $450 million. Since the program was announced, the company has purchased a total of approximately 54 million shares with a buyback value of approximately $1.2 billion.

Active portfolio development

ABB further strengthened its portfolio in the first quarter with the acquisition of Germany-based Gomtec GmbH, a privately held company that develops robotics and mechatronic systems. The deal positions ABB among the leaders in the fast-growing area of human-robot collaboration.

Outlook

The long-term demand outlook in ABB’s three major customer sectors—utilities, industry, and transport and infrastructure—remains clearly positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements through the internet of things, services and people and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport and infrastructure.

ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

In the short term, macroeconomic and geopolitical developments are signaling a mixed picture with increased uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2014. At the same time, the market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world.

Current oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

4

Q1 Divisional Performance

		Change			Change
($ in millions, unless otherwise indicated)	Orders	US$	Like-for- like	Revenues	US$	Like-for- like	Operational EBITA %	Change		Cash from operations	Change
Discrete Automation & Motion	2,569	-9%	-1%	2,271	-5%	+4%	14.2%	-0.6	pts	223	(71)
Low Voltage Products	1,703	-14%	+2%	1,555	-17%	-1%	15.6%	-0.3	pts	(10)	+17
Process Automation	1,921	-4%	+16%	1,579	-19%	-4%	12.2%	-0.4	pts	64	(31)
Power Products	2,656	-3%	+7%	2,275	-5%	+4%	11.2%	-1.5	pts	80	+21
Power Systems	2,394	+61%	+90%	1,472	-8%	+4%	2.2%	+5.5	pts	(147)	+156
Corporate & other (incl inter-division elimination)	(839)			(597)						(157)	+6
ABB Group	10,404	0%	+15%	8,555	-10%	+3%	11.1%	+0.1	pts	53	+98

Discrete Automation and Motion:

Base orders increased in the quarter, led by robotics.  Large orders were lower than in Q1 2014 mainly due to the $200 million Swedish rail order in 2014, thus resulting in a flat overall order development. Orders were higher in AMEA—driven in large part by robotics orders in China—and in the Americas. Revenues increased on execution of the stronger order backlog, mainly in deliveries to the rail transportation sector and robotics. The operational EBITA margin declined, reflecting a lower share of higher-margin standard products in total revenues compared with the same quarter a year ago.

Low Voltage Products:

Orders were steady to higher in all regions in the quarter. Orders were supported by successful initiatives to increase cross-selling of ABB and Thomas & Betts products. Construction-driven orders were down in the quarter. Revenues were flat in the quarter. The operational EBITA margin mainly reflects the revenue development and challenges in Russia.

Process Automation:

Orders increased significantly as the result of large orders from the offshore oil and gas and marine sectors. Base orders were lower, in large part due to reduced discretionary spending by oil and gas customers in response to current oil prices. Continued demand in specialty ships supported orders in the marine business, while mining and metals remained at low levels. Revenues declined, as the result of the reduced discretionary spending of oil and gas customers and the timing of order backlog execution in the marine business. Operational EBITA and the related margin declined compared to the same quarter a year earlier principally as the result of lower revenues.

Power Products:

Both large and base orders increased, led primarily by selective power transmission investments and supported by industrial demand. Revenues grew in all businesses on the execution of the order backlog. The operational EBITA margin decline largely reflects the ramp-up costs associated with the strategic production footprint alignment towards key markets, such as Saudi Arabia and India. Lower volumes in Russia also weighed on divisional results.

Power Systems:

Total orders almost doubled, led by a strong increase in large orders in areas such as high-voltage direct current (HVDC) transmission links, cable systems and power plant automation under the new business model. The revenue growth was mainly driven by execution of the order backlog. Operational EBITA and the related margin increased, reflecting ongoing ‘step change’ measures and continued cost savings to return the division to higher and more consistent profitability.

5

More information

The 2015 Q1 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a conference call for the media starting at 10:00 a.m. Central European Time (CET) (9:00 a.m. GMT, 4:00 a.m. EST). The event will be accessible by conference call. U.K. callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (local tariff). Lines will be open 15 minutes before the start of the conference. Audio playback of the call will be available one hour after the call and available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 631 982 4566 (U.S./Canada). The code is 12575, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. GMT, 9:00 a.m. EST). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +1 631 570 5613 (US/Canada local tariff), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2015

First-quarter 2015 results	April 29, 2015
Annual General Meeting (Zurich, Switzerland)	April 30, 2015
Annual Information Meeting (Västerås, Sweden)	May 4, 2015
Second-quarter 2015 results	July 23, 2015
Third-quarter 2015 results	October 21, 2015

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 140,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Next Level strategy, Outlook summary and Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans”, “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, April 29, 2015

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations	Investor Relations	ABB Ltd
Thomas Schmidt, Antonio Ligi,	Tel. +41 43 317 71 11	Affolternstrasse 44
Sandra Wiesner	investor.relations@ch.abb.com	8050 Zurich
Tel: +41 43 317 7111		Switzerland
media.relations@ch.abb.com

1 Growth rates for orders and revenues are discussed on a like-for-like basis. US$ growth rates are presented in the Key Figures table. Refer to “Supplemental Reconciliations and Definitions” in the attached Q1 2015 Financial Information for explanations and reconciliations of non-GAAP measures.

2 For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q1 2015 Financial Information.

3 For a reconciliation of Operational EBITA to Income from continuing operations before taxes see Note 11 to the Interim Consolidated Financial Information (unaudited).

4 Please refer to page 4 of this release for the Company’s complete outlook.

6

Q1 2015 Financial Information

Financial Information 03 Key Figures 06 Interim Consolidated Financial Information (unaudited) 29 Supplemental Reconciliations and Definitions 06 Interim Consolidated Income Statements 07 Interim Condensed Consolidated Statements of Comprehensive Income 08 Interim Consolidated Balance Sheets 09 Interim Consolidated Statements of Cash Flows 10 Interim Consolidated Statements of Changes in Stockholders’ Equity 11 Notes to the Interim Consolidated Financial Information

3 Q1 2015 | Financial Information Key Figures Change ($ in millions, unless otherwise indicated) Q1 2015 Q1 2014 US$ Like-for-like1 Orders 10,404 10,358 0% +15% Revenues 8,555 9,471 -10% +3% Operational EBITA2 949 1,039 -9% +5% as % of operational revenues1 11.1% 11.0% +0.1 pts Net income 564 544 +4% Basic earnings per share ($) 0.25 0.24 Operational earnings per share1 ($) (constant currency basis) 0.31 0.29 Cash flow from operating activities 53 (45) n.a. 1 For a reconciliation of non-GAAP measures see Supplemental Reconciliations and Definitions on page 29. 2 For a reconciliation of Operational EBITA to Income from continuing operations before taxes see Note 11 to the Interim Consolidated Financial Information (unaudited) on page 26.

($ in millions, unless otherwise indicated)		Q1 2015	Q1 2014	Change US$	Change Local	Change Like-for-like
Orders	**ABB Group**	**10,404**	**10,358**	**0%**	**13%**	**15%**
	Discrete Automation and Motion	2,569	2,816	-9%	-1%	-1%
	Low Voltage Products	1,703	1,975	-14%	-4%	2%
	Process Automation	1,921	2,004	-4%	10%	16%
	Power Products	2,656	2,725	-3%	7%	7%
	Power Systems	2,394	1,490	61%	90%	90%
	Corporate and Other (incl. inter-division eliminations)	(839)	(652)			
Revenues	**ABB Group**	**8,555**	**9,471**	**-10%**	**0%**	**3%**
	Discrete Automation and Motion	2,271	2,381	-5%	4%	4%
	Low Voltage Products	1,555	1,882	-17%	-8%	-1%
	Process Automation	1,579	1,943	-19%	-8%	-4%
	Power Products	2,275	2,391	-5%	4%	4%
	Power Systems	1,472	1,608	-8%	4%	4%
	Corporate and Other (incl. inter-division eliminations)	(597)	(734)			
Operational EBITA	**ABB Group**	**949**	**1,039**	**-9%**	**1%**	**5%**
	Discrete Automation and Motion	318	352	-10%	0%	0%
	Low Voltage Products	243	299	-19%	-8%	1%
	Process Automation	192	245	-22%	-13%	-11%
	Power Products	253	304	-17%	-7%	-7%
	Power Systems	33	(54)	n.a.	n.a.	n.a.
	Corporate and Other (incl. inter-division eliminations)	(90)	(107)			
Operational EBITA %	**ABB Group**	**11.1%**	**11.0%**			
	Discrete Automation and Motion	14.2%	14.8%			
	Low Voltage Products	15.6%	15.9%			
	Process Automation	12.2%	12.6%			
	Power Products	11.2%	12.7%			
	Power Systems	2.2%	-3.3%			
Income from operations	**ABB Group**	**859**	**855**			
	Discrete Automation and Motion	300	326			
	Low Voltage Products	217	256			
	Process Automation	186	219			
	Power Products	240	272			
	Power Systems	4	(102)			
	Corporate and Other (incl. inter-division eliminations)	(88)	(116)			
Income from operations %	**ABB Group**	**10.0%**	**9.0%**			
	Discrete Automation and Motion	13.2%	13.7%			
	Low Voltage Products	14.0%	13.6%			
	Process Automation	11.8%	11.3%			
	Power Products	10.5%	11.4%			
	Power Systems	0.3%	-6.3%			

4 Q1 2015 | Financial Information

Operational EBITA

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	Q1 15	Q1 14	Q1 15	Q1 14	Q1 15	Q1 14	Q1 15	Q1 14	Q1 15	Q1 14	Q1 15	Q1 14
Revenues	8,555	9,471	2,271	2,381	1,555	1,882	1,579	1,943	2,275	2,391	1,472	1,608
FX/commodity timing differences in total revenues	(37)	5	(34)	(6)	4	1	(7)	(4)	(17)	(4)	16	19
Operational revenues	**8,518**	**9,476**	**2,237**	**2,375**	**1,559**	**1,883**	**1,572**	**1,939**	**2,258**	**2,387**	**1,488**	**1,627**
Income (loss) from operations	859	855	300	326	217	256	186	219	240	272	4	(102)
Acquisition-related amortization	83	101	32	34	25	30	3	4	3	5	14	22
Restructuring and restructuring-related expenses	26	47	3	1	6	8	1	20	11	8	4	8
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	11	11	–	(3)	1	4	(1)	1	1	5	–	1
FX/commodity timing differences in income from operations	(30)	25	(17)	(6)	(6)	1	3	1	(2)	14	11	17
Operational EBITA	**949**	**1,039**	**318**	**352**	**243**	**299**	**192**	**245**	**253**	**304**	**33**	**(54)**
Operational EBITA margin (%)	**11.1**	**11.0**	**14.2**	**14.8**	**15.6**	**15.9**	**12.2**	**12.6**	**11.2**	**12.7**	**2.2**	**-3.3**

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		*Change*			Revenues		*Change*		
	Q1 15	Q1 14	*US$*	*Local*	*Like-for-like*	Q1 15	Q1 14	*US$*	*Local*	*Like-for-like*
Europe	3,962	3,891	2%	25%	27%	2,804	3,375	-17%	0%	2%
The Americas	2,739	2,763	-1%	4%	9%	2,652	2,732	-3%	2%	8%
Asia, Middle East and Africa	3,703	3,704	0%	7%	8%	3,099	3,364	-8%	-2%	0%
ABB Group	**10,404**	**10,358**	**0%**	**13%**	**15%**	**8,555**	**9,471**	**-10%**	**0%**	**3%**

5 Q1 2015 | Financial Information

Interim Consolidated Financial Information ABB Ltd Interim Consolidated Income Statements (unaudited) Three months ended ($ in millions, except per share data in $) Mar. 31, 2015 Mar. 31, 2014 Sales of products 7,130 7,937 Sales of services 1,425 1,534 Total revenues 8,555 9,471 Cost of products (5,194) (5,794) Cost of services (860) (950) Total cost of sales (6,054) (6,744) Gross profit 2,501 2,727 Selling, general and administrative expenses (1,309) (1,507) Non-order related research and development expenses (330) (365) Other income (expense), net (3) – Income from operations 859 855 Interest and dividend income 19 17 Interest and other finance expense (71) (84) Income from continuing operations before taxes 807 788 Provision for taxes (230) (225) Income from continuing operations, net of tax 577 563 Income (loss) from discontinued operations, net of tax 4 (1) Net income 581 562 Net income attributable to noncontrolling interests (17) (18) Net income attributable to ABB 564 544 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 560 545 Net income 564 544 Basic earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.25 0.24 Net income 0.25 0.24 Diluted earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.25 0.24 Net income 0.25 0.24 Weighted-average number of shares outstanding (in millions) used to compute: Basic earnings per share attributable to ABB shareholders 2,251 2,301 Diluted earnings per share attributable to ABB shareholders 2,256 2,311 See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited) Three months ended ($ in millions) Mar. 31, 2015 Mar. 31, 2014 Total comprehensive income (loss), net of tax (84)489 Total comprehensive income attributable to noncontrolling interests, net of tax (17) (15) Total comprehensive income (loss) attributable to ABB shareholders, net of tax (101) 474 See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited) ($ in millions, except share data) Mar. 31, 2015 Dec. 31, 2014 Cash and equivalents 4,471 5,443 Marketable securities and short-term investments 1,684 1,325 Receivables, net 10,599 11,078 Inventories, net 5,346 5,376 Prepaid expenses 289 218 Deferred taxes 843 902 Other current assets 767 644 Total current assets 23,999 24,986 Property, plant and equipment, net 5,298 5,652 Goodwill 9,789 10,053 Other intangible assets, net 2,582 2,702 Prepaid pension and other employee benefits 68 70 Investments in equity-accounted companies 176 177 Deferred taxes 469 511 Other non-current assets 754 727 Total assets 43,135 44,878 Accounts payable, trade 4,473 4,765 Billings in excess of sales 1,396 1,455 Short-term debt and current maturities of long-term debt 506 353 Advances from customers 1,503 1,624 Deferred taxes 243 289 Provisions for warranties 1,063 1,148 Other provisions 1,560 1,689 Other current liabilities 3,917 4,257 Total current liabilities 14,661 15,580 Long-term debt 7,203 7,338 Pension and other employee benefits 2,234 2,394 Deferred taxes 1,187 1,165 Other non-current liabilities 1,568 1,586 Total liabilities 26,853 28,063 Commitments and contingencies Stockholders’ equity: Capital stock and additional paid-in capital (2,314,743,264 issued shares at March 31, 2015, and December 31, 2014) 1,792 1,777 Retained earnings 20,503 19,939 Accumulated other comprehensive loss (4,906) (4,241) Treasury stock, at cost (77,326,466 and 55,843,639 shares at March 31, 2015, and December 31, 2014, respectively) (1,658) (1,206) Total ABB stockholders’ equity 15,731 16,269 Noncontrolling interests 551 546 Total stockholders’ equity 16,282 16,815 Total liabilities and stockholders’ equity 43,135 44,878 See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited) Three months ended ($ in millions) Mar. 31, 2015 Mar. 31, 2014 Operating activities: Net income 581 562 Adjustments to reconcile net income to net cash provided by (used in) operating activities: Depreciation and amortization 295 333 Pension and other employee benefits 14 (28) Deferred taxes 31 (13) Net loss (gain) from sale of property, plant and equipment (10) (8) Net loss (gain) from sale of businesses (4) – Net loss (gain) from derivatives and foreign exchange (4) 54 Other 26 15 Changes in operating assets and liabilities: Trade receivables, net (101) (102) Inventories, net (360) (223) Trade payables (21) (191) Accrued liabilities (185) (217) Billings in excess of sales 15 (158) Provisions, net (73) (99) Advances from customers (45) 59 Income taxes payable and receivable (51) 48 Other assets and liabilities, net (55) (77) Net cash provided by (used in) operating activities 53 (45) Investing activities: Purchases of marketable securities (available-for-sale) (469) (84) Purchases of short-term investments (459) (438) Purchases of property, plant and equipment and intangible assets (176) (203) Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies (36) (3) Proceeds from sales of marketable securities (available-for-sale) 12 14 Proceeds from maturity of marketable securities (available-for-sale) 275 68 Proceeds from short-term investments 176 23 Proceeds from sales of property, plant and equipment 6 10 Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies – 2 Other investing activities 98 62 Net cash used in investing activities(573)(549) Financing activities: Net changes in debt with original maturities of 90 days or less 164 988 Increase in debt 40 3 Repayment of debt (14) (13) Delivery of shares – 1 Purchases of treasury stock (401) – Dividends paid to noncontrolling shareholders (13) (7) Other financing activities 7 9 Net cash provided by (used in) financing activities(217)981 Effects of exchange rate changes on cash and equivalents (235) (6) Net change in cash and equivalents – continuing operations (972) 381 Cash and equivalents, beginning of period 5,443 6,021 Cash and equivalents, end of period 4,471 6,402 Supplementary disclosure of cash flow information: Interest paid 53 67 Taxes paid 256 198 See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders' Equity (unaudited)

($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss: Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2014	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208
Comprehensive income:											
Net income		544							544	18	562
Foreign currency translation adjustments, net of tax of $(3)			(73)				(73)		(73)	(3)	(76)
Effect of change in fair value of available-for-sale securities, net of tax of $0				2			2		2		2
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $6					13		13		13		13
Change in derivatives qualifying as cash flow hedges, net of tax of $(4)						(12)	(12)		(12)		(12)
Total comprehensive income (loss)									474	15	489
Dividends paid to noncontrolling shareholders									–	(12)	(12)
Share-based payment arrangements	20								20		20
Delivery of shares	(9)							10	1		1
Balance at March 31, 2014	1,761	19,730	(504)	9	(1,597)	10	(2,082)	(236)	19,173	533	19,706

($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss: Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2015	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815
Comprehensive income:											
Net income		564							564	17	581
Foreign currency translation adjustments, net of tax of $(1)			(831)				(831)		(831)		(831)
Effect of change in fair value of available-for-sale securities, net of tax of $0				3			3		3		3
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $59					174		174		174		174
Change in derivatives qualifying as cash flow hedges, net of tax of $(3)						(11)	(11)		(11)		(11)
Total comprehensive income (loss)									(101)	17	(84)
Dividends paid to noncontrolling shareholders									–	(12)	(12)
Share-based payment arrangements	15								15		15
Purchases of treasury stock								(452)	(452)		(452)
Balance at March 31, 2015	1,792	20,503	(2,933)	16	(1,957)	(32)	(4,906)	(1,658)	15,731	551	16,282

See Notes to the Interim Consolidated Financial Information

10 Q1 2015 | Financial Information

Notes to the Interim Consolidated Financial Information (unaudited) Note 1 The Company and basis of presentation ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy. The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2014. The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include: – assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects, – estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings, – assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, – recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions), – growth rates, discount rates and other assumptions used in testing goodwill for impairment, – assumptions used in determining inventory obsolescence and net realizable value, – estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations, – growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and – assessment of the allowance for doubtful accounts. The actual results and outcomes may differ from the Company’s estimates and assumptions. A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current. In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature. The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts in the Consolidated Statements of Cash Flows reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period presentation. These reclassifications were within Net cash provided by operating activities. R Note 2 Recent accounting pronouncements Applicable for future periods evenue from contracts with customers In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The update is effective for the Company for annual and interim periods beginning January 1, 2017, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). The Company is currently evaluating the impact of this update on its consolidated financial statements.

Note 2
Recent accounting pronouncements, continued

Simplifying the presentation of debt issuance costs

In April 2015, an accounting standard update was issued to simplify the presentation of debt issuance costs. Under the update, the Company would present debt issuance costs related to a recognized debt liability in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as a non-current asset. The existing recognition and measurement guidance for debt issuance costs is not affected by this accounting standard update which is effective for the Company for annual and interim periods beginning January 1, 2016, and is applicable retrospectively. Early adoption is permitted for financial statements that have not been previously issued. The Company does not believe that this update will have a material impact on its consolidated financial statements.

Note 3
Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	March 31, 2015					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,617			1,617	1,617	–
Time deposits	3,189			3,189	2,768	421
Other short-term investments	227			227	–	227
Debt securities available-for-sale:						
U.S. government obligations	135	3	(1)	137	–	137
Other government obligations	2	–	–	2	–	2
Corporate	658	4	–	662	86	576
Equity securities available-for-sale	308	13	–	321	–	321
Total	**6,136**	**20**	**(1)**	**6,155**	**4,471**	**1,684**

	December 31, 2014					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,218			2,218	2,218	–
Time deposits	3,340			3,340	3,140	200
Other short-term investments	225			225	–	225
Debt securities available-for-sale:						
U.S. government obligations	135	2	(1)	136	–	136
Other government obligations	2	–	–	2	–	2
Corporate	734	4	(1)	737	85	652
Equity securities available-for-sale	98	12	–	110	–	110
Total	**6,752**	**18**	**(2)**	**6,768**	**5,443**	**1,325**

Included in Other short-term investments at March 31, 2015, and December 31, 2014, are receivables of $220 million and $219 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in "Other non-current assets" are certain held-to-maturity marketable securities. At March 31, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $86 million, $25 million and $111 million, respectively. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

12 Q1 2015 | Financial Information

Note 4
Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts		
($ in millions)	March 31, 2015	December 31, 2014	March 31, 2014
Foreign exchange contracts	17,871	18,564	19,060
Embedded foreign exchange derivatives	2,972	3,013	2,958
Interest rate contracts	4,057	2,242	6,702

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

Type of derivative	Unit	Total notional amounts		
		March 31, 2015	December 31, 2014	March 31, 2014
Copper swaps	metric tonnes	53,237	46,520	43,866
Aluminum swaps	metric tonnes	5,225	3,846	3,873
Nickel swaps	metric tonnes	–	–	12
Lead swaps	metric tonnes	14,325	6,550	5,175
Zinc swaps	metric tonnes	125	200	275
Silver swaps	ounces	1,707,460	1,996,845	1,813,511
Crude oil swaps	barrels	150,700	128,000	142,000

Equity derivatives

At March 31, 2015, December 31, 2014, and March 31, 2014, the Company held 59 million, 61 million and 66 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $26 million, $33 million and $50 million, respectively.

13 Q1 2015 | Financial Information

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period. At March 31, 2015, and December 31, 2014, “Accumulated other comprehensive loss” included net unrealized losses of $32 million and $21 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2015, net losses of $22 million are expected to be reclassified to earnings in the following 12 months. At March 31, 2015, the longest maturity of a derivative classified as a cash flow hedge was 54 months. The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the three months ended March 31, 2015 and 2014. The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows: Three months ended March 31, 2015 Type of derivative designated as a cash flow hedge Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income ( ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (22) Total revenues (13) Total revenues – Total cost of sales 5 Total cost of sales – Commodity contracts (2) Total cost of sales (3) Total cost of sales – Cash-settled call options (4) SG&A expenses (1) (3) SG&A expenses (1) – Total (28)(14)– Three months ended March 31, 2014 Type of derivative designated as a cash flow hedge Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income ( ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (6) Total revenues 1 Total revenues – Total cost of sales 3 Total cost of sales – Commodity contracts (4) Total cost of sales (1) Total cost of sales – Cash-settled call options (4) SG&A expenses (1) (1) SG&A expenses (1) – Total(14)2– (1)SG&A expenses represent “Selling, general and administrative expenses”. Net derivative losses of $11 million and net derivative gains of $1 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2015 and 2014, respectively. Note 4 Derivative financial instruments, continued Cash flow hedges

Fair value hedges To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the three months ended March 31, 2015 and 2014, was not significant. The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows: Three months ended March 31, 2015 Type of derivative designated as a fair value hedge Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense 31 Interest and other finance expense (31) Three months ended March 31, 2014 Type of derivative designated as a fair value hedge Gains (losses) recognized in income on derivatives designated as fair value hedges Gains (losses) recognized in income on hedged item Location ($ in millions) Location ($ in millions) Interest rate contracts Interest and other finance expense 22 Interest and other finance expense (22) Derivatives not designated in hedge relationships Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction. Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty. The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows: Type of derivative not designated as a hedge Gains (losses) recognized in income Three months ended March 31, ($ in millions) Location 2015 2014 Foreign exchange contracts Total revenues (78) (23) Total cost of sales (66) (10) SG&A expenses (1) 12 1 Interest and other finance expense 177 4 Non-order related research and development (1) – Embedded foreign exchange contracts Total revenues 27 10 Total cost of sales (17) – Commodity contracts Total cost of sales (1) (22) Interest rate contracts Interest and other finance expense (1) – Total 52 (40) (1)SG&A expenses represent “Selling, general and administrative expenses”. Note 4 Derivative financial instruments, continued

The fair values of derivatives included in the Consolidated Balance Sheets were as follows: March 31, 2015 Derivative assets Derivative liabilities ($ in millions) Current in “Other current assets” Non-current in “Other non-current assets” Current in “Other current liabilities” Non-current in “Other non-current liabilities” Derivatives designated as hedging instruments: Foreign exchange contracts 7 10 22 19 Commodity contracts – – 3 – Interest rate contracts – 116 – – Cash-settled call options 17 8 – – Total 241 342 519 Derivatives not designated as hedging instruments: Foreign exchange contracts 322 65 488 103 Commodity contracts 13 1 18 3 Cash-settled call options 1 – – – Embedded foreign exchange derivatives 130 49 52 35 Total 466 115 558 141 Total fair value 490 249 583 160 December 31, 2014 Derivative assets Derivative liabilities ($ in millions) Current in “Other current assets” Non-current in “Other non-current assets” Current in “Other current liabilities” Non-current in “Other non-current liabilities” Derivatives designated as hedging instruments: Foreign exchange contracts 9 9 20 16 Commodity contracts – – 3 – Interest rate contracts – 85 – – Cash-settled call options 21 11 – – Total 301052316 Derivatives not designated as hedging instruments: Foreign exchange contracts 156 25 369 72 Commodity contracts 4 – 19 3 Cash-settled call options 1 1 – – Embedded foreign exchange derivatives 98 58 27 17 Total 2598441592 Total fair value 289 189 438 108 Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events. Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at March 31, 2015, and December 31, 2014, have been presented on a gross basis. Note 4 Derivative financial instruments, continued

The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. As of March 31, 2015, and December 31, 2014, information related to these offsetting arrangements was as follows: ($ in millions) March 31, 2015 Type of agreement or similar arrangement Gross amount of recognized assets Derivative liabilities eligible for set-off in case of default Cash collateral received Non-cash collateral received Net asset exposure Derivatives 560 (383) – – 177 Reverse repurchase agreements 220 – – (220) – Total 780 (383)–(220) 177 ($ in millions) March 31, 2015 Type of agreement or similar arrangement Gross amount of recognized liabilities Derivative liabilities eligible for set-off in case of default Cash collateral pledged Non-cash collateral pledged Net liability exposure Derivatives 656 (383) (2) – 271 Total 656 (383) (2) – 271 ($ in millions) December 31, 2014 Type of agreement or similar arrangement Gross amount of recognized assets Derivative liabilities eligible for set-off in case of default Cash collateral received Non-cash collateral received Net asset exposure Derivatives 322 (216) – – 106 Reverse repurchase agreements 219 – – (219) – Total 541 (216) –(219) 106 ($ in millions) December 31, 2014 Type of agreement or similar arrangement Gross amount of recognized liabilities Derivative liabilities eligible for set-off in case of default Cash collateral pledged Non-cash collateral pledged Net liability exposure Derivatives 502 (216) (3) – 283 Total 502 (216) (3) – 283 Note 4 Derivative financial instruments, continued

Note 5 Fair values The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments. Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data. The levels of the fair value hierarchy are as follows: Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities. Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt. Level 3: Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input). Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used. When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Note 5
Fair values, continued

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	March 31, 2015			
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets				
Available-for-sale securities in "Cash and equivalents":				
Debt securities—Corporate	–	86	–	86
Available-for-sale securities in "Marketable securities and short-term investments":				
Equity securities	–	321	–	321
Debt securities—U.S. government obligations	137	–	–	137
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	576	–	576
Derivative assets—current in "Other current assets"	–	490	–	490
Derivative assets—non-current in "Other non-current assets"	–	249	–	249
Total	**137**	**1,724**	**–**	**1,861**
Liabilities				
Derivative liabilities—current in "Other current liabilities"	–	583	–	583
Derivative liabilities—non-current in "Other non-current liabilities"	–	160	–	160
Total	**–**	**743**	**–**	**743**

	December 31, 2014			
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets				
Available-for-sale securities in "Cash and equivalents":				
Debt securities—Corporate	–	85	–	85
Available-for-sale securities in "Marketable securities and short-term investments":				
Equity securities	–	110	–	110
Debt securities—U.S. government obligations	136	–	–	136
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	652	–	652
Derivative assets—current in "Other current assets"	–	289	–	289
Derivative assets—non-current in "Other non-current assets"	–	189	–	189
Total	**136**	**1,327**	**–**	**1,463**
Liabilities				
Derivative liabilities—current in "Other current liabilities"	–	438	–	438
Derivative liabilities—non-current in "Other non-current liabilities"	–	108	–	108
Total	**–**	**546**	**–**	**546**

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

- *Available-for-sale securities in "Cash and equivalents" and "Marketable securities and short-term investments":* If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.
- *Derivatives:* The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company's WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2015 and 2014.

19 Q1 2015 | Financial Information

Disclosure about financial instruments carried on a cost basis The fair values of financial instruments carried on a cost basis were as follows: March 31, 2015 ($ in millions) Carrying value Level 1 Level 2 Level 3 Total fair value Assets Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months): Cash 1,617 1,617 – – 1,617 Time deposits 2,768 – 2,768 – 2,768 Marketable securities and short-term investments (excluding available-for-sale securities): Time deposits 421 – 421 – 421 Receivables under reverse repurchase agreements 220 – 220 – 220 Other short-term investments 7 7 – – 7 Other non-current assets: Loans granted 38 – 41 – 41 Held-to-maturity securities 86 – 111 – 111 Restricted cash deposits 182 60 137 – 197 Liabilities Short-term debt and current maturities of long-term debt (excluding capital lease obligations) 473 107 366 – 473 Long-term debt (excluding capital lease obligations) 7,097 6,004 1,428 – 7,432 Non-current deposit liabilities in “Other non-current liabilities” 206 – 245 – 245 December 31, 2014 ($ in millions) Carrying value Level 1 Level 2 Level 3 Total fair value Assets Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months): Cash 2,218 2,218 – – 2,218 Time deposits 3,140 – 3,140 – 3,140 Marketable securities and short-term investments (excluding available-for-sale securities): Time deposits 200 – 200 – 200 Receivables under reverse repurchase agreements 219 – 219 – 219 Other short-term investments 6 6 – – 6 Other non-current assets: Loans granted 41 – 44 – 44 Held-to-maturity securities 95 – 109 – 109 Restricted cash deposits 198 64 161 – 225 Liabilities Short-term debt and current maturities of long-term debt (excluding capital lease obligations) 324 115 209 – 324 Long-term debt (excluding capital lease obligations) 7,224 6,148 1,404 – 7,552 Non-current deposit liabilities in “Other non-current liabilities” 222 – 267 – 267 Note 5 Fair values, continued

Note 5
Fair values, continued

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

- *Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities):* The carrying amounts approximate the fair values as the items are short-term in nature.
- *Other non-current assets:* Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 3) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).
- *Short-term debt and current maturities of long-term debt (excluding capital lease obligations):* Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.
- *Long-term debt (excluding capital lease obligations):* Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).
- *Non-current deposit liabilities in "Other non-current liabilities":* The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 6
Commitments and contingencies
Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company's consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired companies' remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in "Other non-current assets".

Environmental provisions included in the Company's Consolidated Balance Sheets were as follows:

($ in millions)	March 31, 2015	December 31, 2014
Other provisions	29	37
Other non-current liabilities	108	109
Total	**137**	**146**

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission's leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company's involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company's cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

In Brazil, the Company's Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

21 Q1 2015 | Financial Information

General In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings. Liabilities recognized At March 31, 2015, and December 31, 2014, the Company had aggregate liabilities of $144 million and $147 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued. Guarantees General The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected outcomes. Maximum potential payments ($ in millions) March 31, 2015 December 31, 2014 Performance guarantees 230 232 Financial guarantees 74 72 Indemnification guarantees 50 50 Total 354 354 The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at March 31, 2015, and December 31, 2014, were not significant. Performance guarantees Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below. The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both March 31, 2015, and December 31, 2014. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business. The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At both March 31, 2015, and December 31, 2014, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $156 million. Financial guarantees and commercial commitments Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure. At March 31, 2015, and December 31, 2014, the Company had a maximum potential amount payable of $74 million and $72 million, respectively, under financial guarantees outstanding. Of these amounts, $12 million at both March 31, 2015, and December 31, 2014, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020. In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the three months ended March 31, 2015 and 2014. Note 6 Commitments and contingencies, continued 21 Q1 2015 Financial Information

Note 6 Commitments and contingencies, continued Indemnification guarantees The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below. The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of March 31, 2015, and December 31, 2014, was $50 million. Product and order-related contingencies The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts. The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows: ($ in millions) 2015 2014 Balance at January 1, 1,148 1,362 Claims paid in cash or in kind (70) (79) Net increase in provision for changes in estimates, warranties issued and warranties expired 45 29 Exchange rate differences (60) (5) Balance at March 31,1,0631,307 Note 7 Employee benefits The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements. Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following: ($ in millions) Defined pension benefits Other postretirement benefits Three months ended March 31,2015 2014 2015 2014 Service cost 66 64 – – Interest cost 75 105 2 2 Expected return on plan assets (113) (124) – – Amortization of prior service cost (credit) 9 7 (2) (2) Amortization of net actuarial loss 28 26 – – Net periodic benefit cost 6578–– Employer contributions were as follows: ($ in millions) Defined pension benefits Other postretirement benefits Three months ended March 31, 2015 2014 2015 2014 Total contributions to defined benefit pension and other postretirement benefit plans 49 131 4 3 Of which, discretionary contributions to defined benefit pension plans – 75 – – During the three months ended March 31, 2014, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $25 million, to certain of the Company’s pension plans in the United Kingdom. The Company expects to make contributions totaling approximately $220 million and $17 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2015. 21 Q1 2015 Financial Information

Note 8 Stockholders’ equity In September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. In the three months ended March 31, 2015, under the announced share buyback program, the Company purchased 17.4 million shares for cancellation and 4.1 million shares to support its employee share programs. These transactions resulted in an increase in “Treasury stock” of $452 million. As of March 31, 2015, under this program, the Company has purchased a total of approximately 43 million shares for cancellation and approximately 11 million shares to support its employee share programs. Note 9 Earnings per share Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements. Basic earnings per share Three months ended March 31, ($ in millions, except per share data in $) 2015 2014 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 560 545 Income (loss) from discontinued operations, net of tax 4 (1) Net income 564 544 Weighted-average number of shares outstanding (in millions)2,251 2,301 Basic earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.25 0.24 Income (loss) from discontinued operations, net of tax – – Net income0.250.24 Diluted earnings per share Three months ended March 31, ($ in millions, except per share data in $) 2015 2014 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 560 545 Income (loss) from discontinued operations, net of tax 4 (1) Net income 564 544 Weighted-average number of shares outstanding (in millions) 2,251 2,301 Effect of dilutive securities: Call options and shares 5 10 Adjusted weighted-average number of shares outstanding (in millions)2,256 2,311 Diluted earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.25 0.24 Income (loss) from discontinued operations, net of tax – – Net income 0.25 0.24

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax: ($ in millions) Foreign currency translation adjustments Unrealized gains (losses) on available- for-sale securities Pension and other post retirement plan adjustments Unrealized gains (losses) of cash flow hedge derivatives Total OCI Balance at January 1, 2014 (431) 7 (1,610) 22 (2,012) Other comprehensive (loss) income before reclassifications (76) 3 (10) (11) (94) Amounts reclassified from OCI – (1) 23 (1) 21 Total other comprehensive (loss) income (76) 2 13 (12) (73) Less: Amounts attributable to noncontrolling interests (3) – – – (3) Balance at March 31, 2014 (504) 9 (1,597) 10 (2,082) ($ in millions) Foreign currency translation adjustments Unrealized gains (losses) on available- for-sale securities Pension and other postretirement plan adjustments Unrealized gains (losses) of cash flow hedge derivatives Total OCI Balance at January 1, 2015 (2,102) 13 (2,131) (21) (4,241) Other comprehensive (loss) income before reclassifications (831) 3 147 (22) (703) Amounts reclassified from OCI – – 27 11 38 Total other comprehensive (loss) income (831) 3 174 (11) (665) Less: Amounts attributable to noncontrolling interests – – – – – Balance at March 31, 2015 (2,933) 16 (1,957) (32) (4,906) The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments: ($ in millions) Three months ended March 31, Details about OCI components Location of (gains) losses reclassified from OCI 2015 2014 Pension and other postretirement plan adjustments: Amortization of prior service cost Net periodic benefit cost(1) 7 5 Amortization of net actuarial loss Net periodic benefit cost(1) 28 26 Total before tax 35 31 Tax Provision for taxes (8) (8) Amounts reclassified from OCI2723 (1)These components are included in the computation of net periodic benefit cost (see Note 7). The amounts in respect of unrealized gains (losses) on available-for-sale securities and unrealized gains (losses) of cash flow hedge derivatives were not significant for the three months ended March 31, 2015 and 2014. Note 10 Reclassifications out of accumulated other comprehensive loss 21 Q1 2015 | Financial Information

Note 11 Operating segment data The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other. A description of the types of products and services provided by each reportable segment is as follows: – Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities. – Low Voltage Products: manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation. – Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries. – Power Products: manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgears, capacitors, instrument transformers, power, distribution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers. – Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises. – Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations and other minor business activities. Effective January 1, 2015, the Company changed its primary measure of segment performance from Operational EBITDA to Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/ payables (and related assets/liabilities). The segment performance for the three months ended March 31, 2014, has been restated to reflect this change. The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices. The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to income from continuing operations before taxes for the three months ended March 31, 2015 and 2014, as well as total assets at March 31, 2015, and December 31, 2014.

Note 11
Operating segment data,
continued

	Three months ended March 31, 2015		
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,146	125	2,271
Low Voltage Products	1,476	79	1,555
Process Automation	1,543	36	1,579
Power Products	1,961	314	2,275
Power Systems	1,418	54	1,472
Corporate and Other	11	346	357
Intersegment elimination	–	(954)	(954)
Consolidated	**8,555**	**–**	**8,555**

	Three months ended March 31, 2014		
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,194	187	2,381
Low Voltage Products	1,784	98	1,882
Process Automation	1,891	52	1,943
Power Products	1,996	395	2,391
Power Systems	1,532	76	1,608
Corporate and Other	74	411	485
Intersegment elimination	–	(1,219)	(1,219)
Consolidated	**9,471**	**–**	**9,471**

	Three months ended March 31,	
($ in millions)	2015	2014
Operational EBITA:		
Discrete Automation and Motion	318	352
Low Voltage Products	243	299
Process Automation	192	245
Power Products	253	304
Power Systems	33	(54)
Corporate and Other and Intersegment elimination	(90)	(107)
Consolidated Operational EBITA	**949**	**1,039**
Acquisition-related amortization	(83)	(101)
Restructuring and restructuring-related expenses	(26)	(47)
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	(11)	(11)
Foreign exchange/commodity timing differences in income from operations:		
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(16)	(55)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(8)	17
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	54	13
Income from operations	**859**	**855**
Interest and dividend income	19	17
Interest and other finance expense	(71)	(84)
Income from continuing operations before taxes	**807**	**788**

	Total assets[1]	
($ in millions)	March 31, 2015	December 31, 2014
Discrete Automation and Motion	9,846	10,123
Low Voltage Products	7,682	7,978
Process Automation	4,049	4,268
Power Products	7,105	7,396
Power Systems	6,558	6,855
Corporate and Other	7,895	8,258
Consolidated	**43,135**	**44,878**

[1] Total assets are after intersegment eliminations and therefore reflect third-party assets only.

27 Q1 2015 | Financial Information

[LOGO]

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB's management believes that the non-GAAP financial measures herein are useful in evaluating ABB's operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the three months ended March 31, 2015.

Like-for-like growth rates

Growth rates for certain key figures may be presented and discussed on a "like-for-like" basis. The like-for-like growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Like-for-like growth rates also adjust for changes in our business portfolio. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other adjustments, which affect the business portfolio but do not qualify as a divestment, are treated in a similar manner to a divestment. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million.

The following tables provide reconciliations of reported growth of certain key figures to their respective like-for-like growth rate.

Divisional like-for-like growth rate reconciliation

	Q1 2015 compared to Q1 2014							
	Order growth rate				Revenue growth rate			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Discrete Automation and Motion	-9%	8%	0%	-1%	-5%	9%	0%	4%
Low Voltage Products	-14%	10%	6%	2%	-17%	9%	7%	-1%
Process Automation	-4%	14%	6%	16%	-19%	11%	4%	-4%
Power Products	-3%	10%	0%	7%	-5%	9%	0%	4%
Power Systems	61%	29%	0%	90%	-8%	12%	0%	4%
ABB Group	0%	13%	2%	15%	-10%	10%	3%	3%

Regional like-for-like growth rate reconciliation

	Q1 2015 compared to Q1 2014							
	Order growth rate				Revenue growth rate			
Region	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Europe	2%	23%	2%	27%	-17%	17%	2%	2%
The Americas	-1%	5%	5%	9%	-3%	5%	6%	8%
Asia, Middle East and Africa	0%	7%	1%	8%	-8%	6%	2%	0%
ABB Group	0%	13%	2%	15%	-10%	10%	3%	3%

29 Q1 2015 | Financial Information

Order backlog growth rate reconciliation

	March 31, 2015 compared to March 31, 2014			
	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Discrete Automation and Motion	-5%	11%	0%	6%
Low Voltage Products	-14%	11%	9%	6%
Process Automation	-3%	20%	2%	19%
Power Products	-5%	12%	0%	7%
Power Systems	-6%	17%	0%	11%
ABB Group	**-5%**	**14%**	**1%**	**10%**

Operational EBITA growth rate reconciliation

	Q1 2015 compared to Q1 2014			
	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Discrete Automation and Motion	-10%	10%	0%	0%
Low Voltage Products	-19%	11%	9%	1%
Process Automation	-22%	9%	2%	-11%
Power Products	-17%	10%	0%	-7%
Power Systems	n.a.	n.a.	n.a.	n.a.
ABB Group	**-9%**	**10%**	**4%**	**5%**

Other growth rate reconciliations

	Q1 2015 compared to Q1 2014			
	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Like-for-like
Large orders	91%	38%	0%	129%
Base orders	-12%	9%	3%	0%
Service orders	-13%	10%	4%	1%
Service revenues	-7%	9%	4%	6%

Operational EBITA margin

In line with the updated financial targets of ABB's Next Level strategy, effective from January 1, 2015, ABB changed its measure of segment profit from Operational EBITDA to Operational EBITA.

Definition

Operational EBITA margin
Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.

Operational revenues
Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

30 Q1 2015 | Financial Information

	Three months ended March 31, 2015						
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,271	1,555	1,579	2,275	1,472	(597)	8,555
Foreign exchange/commodity timing differences in total revenues:							
Unrealized gains and losses on derivatives	(13)	7	(12)	(17)	16	1	**(18)**
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(29)	–	17	11	16	–	**15**
Unrealized foreign exchange movements on receivables (and related assets)	8	(3)	(12)	(11)	(16)	–	**(34)**
Operational revenues	**2,237**	**1,559**	**1,572**	**2,258**	**1,488**	**(596)**	**8,518**
Income (loss) from operations	300	217	186	240	4	(88)	859
Acquisition-related amortization	32	25	3	3	14	6	**83**
Restructuring and restructuring-related expenses	3	6	1	11	4	1	**26**
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	–	1	(1)	1	–	10	**11**
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	7	8	2	3	15	(19)	**16**
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(29)	–	12	14	11	–	**8**
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	5	(14)	(11)	(19)	(15)	–	**(54)**
Operational EBITA	**318**	**243**	**192**	**253**	**33**	**(90)**	**949**
Operational EBITA margin (%)	**14.2%**	**15.6%**	**12.2%**	**11.2%**	**2.2%**	**n.a.**	**11.1%**

31 Q1 2015 | **Financial Information**

	Three months ended March 31, 2014						
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,381	1,882	1,943	2,391	1,608	(734)	9,471
Foreign exchange/commodity timing differences in total revenues:							
Unrealized gains and losses on derivatives	(1)	1	(7)	(7)	35	(1)	20
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	–	–	–	(1)	(10)	–	**(11)**
Unrealized foreign exchange movements on receivables (and related assets)	(5)	–	3	4	(6)	–	**(4)**
Operational revenues	**2,375**	**1,883**	**1,939**	**2,387**	**1,627**	**(735)**	**9,476**
Income (loss) from operations	326	256	219	272	(102)	(116)	855
Acquisition-related amortization	34	30	4	5	22	6	**101**
Restructuring and restructuring-related expenses	1	8	20	8	8	2	**47**
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	(3)	4	1	5	1	3	**11**
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	1	1	1	16	38	(2)	55
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	–	–	(2)	(14)	–	**(17)**
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(6)	–	–	–	(7)	–	**(13)**
Operational EBITA	**352**	**299**	**245**	**304**	**(54)**	**(107)**	**1,039**
Operational EBITA margin (%)	**14.8%**	**15.9%**	**12.6%**	**12.7%**	**-3.3%**	**n.a.**	**11.0%**

32 Q1 2015 | **Financial Information**

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:
(i) restructuring and restructuring-related expenses,
(ii) gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,
(iii) foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and
(iv) acquisition-related amortization.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses from sale of businesses and the related provision for income taxes.

Constant currency Operational EPS adjustment

In connection with ABB's 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any income difference is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Three months ended March 31,			
($ in millions, except per share data in $)	2015		2014	
		EPS[1]		EPS[1]
Net income (attributable to ABB)	564	0.25	544	0.24
Restructuring and restructuring-related expenses[2]	19	0.01	34	0.01
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items[3]	8	0.00	8	0.00
FX/commodity timing differences in income from operations[2]	(21)	(0.01)	18	0.01
Acquisition-related amortization[2]	59	0.03	72	0.03
Operational net income	629	0.28	676	0.29
Constant currency Operational EPS adjustment		0.03		–
Operational EPS (constant currency basis)		0.31		0.29

[1] EPS amounts are computed individually, therefore the sum of the per share amounts shown may not equal to the total.
[2] Net of tax at the Adjusted Group effective tax rate.
[3] Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses which are net of the actual related provision for taxes.

Net debt / (Net cash)

Definition

Net debt / (Net cash)

Net debt / (Net cash) is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

($ in millions)	March 31, 2015	December 31, 2014
Short-term debt and current maturities of long-term debt	506	353
Long-term debt	7,203	7,338
Total debt	7,709	7,691
Cash and equivalents	4,471	5,443
Marketable securities and short-term investments	1,684	1,325
Cash and marketable securities	6,155	6,768
Net debt / (Net cash)	1,554	923

33 Q1 2015 | Financial Information

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital
Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

($ in millions, unless otherwise indicated)	March 31, 2015	March 31, 2014
Net working capital:		
Receivables, net	10,599	12,215
Inventories, net	5,346	6,201
Prepaid expenses	289	305
Accounts payable, trade	(4,473)	(4,872)
Billings in excess of sales	(1,396)	(1,539)
Advances from customers	(1,503)	(1,780)
Other current liabilities[1]	(2,900)	(3,307)
Net working capital	**5,962**	**7,223**
Total revenues for the three months ended:		
March 31, 2015 / 2014	8,555	9,471
December 31, 2014 / 2013	10,346	11,373
September 30, 2014 / 2013	9,823	10,535
June 30, 2014 / 2013	10,190	10,225
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	(372)	204
Adjusted revenues for the trailing twelve months	**38,542**	**41,808**
Net working capital as a percentage of revenues (%)	**15%**	**17%**

[1] Amounts exclude $1,017 million and $710 million at March 31, 2015 and 2014, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Three months ended March 31,	
($ in millions)	2015	2014
Interest and dividend income	19	17
Interest and other finance expense	(71)	(84)
Finance net	**(52)**	**(67)**

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Three months ended March 31,	
($ in millions, unless otherwise indicated)	2015	2014
Orders received	10,404	10,358
Total revenues	8,555	9,471
Book-to-bill ratio	**1.22**	**1.09**

34 Q1 2015 | Financial Information

ABB Ltd Corporate Communications P.O. Box 8131 8050 Zurich Switzerland Tel: +41 (0)43 317 71 11 Fax: +41 (0)43 317 79 58 www.abb.com

January — March 2015 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Pekka Tiitinen	12.2.2015	Shares		1000		CHF	19.49
Pekka Tittinen	12.2.2015	Shares		1000		CHF	19.55
Pekka Tiitinen	26.2.2015	Call Options			201,250	CHF	0.11

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders

vom 30. April 2015, 10.00 Uhr

held on April 30, 2015, 10:00 a.m.

in der “Messe Zürich-Halle”, Zürich-Oerlikon / CH

in the “Messe Zurich hall”, Zurich-Oerlikon / CH

1                 Genehmigung des Jahresberichts, der Konzernrechnung und der Jahresrechnung 2014

1                 Approval of the annual report, the consolidated financial statements, and the annual financial statements for 2014

Die Generalversammlung genehmigt den Jahresbericht, die Konzernrechnung und die Jahresrechnung 2014.

The Annual General Meeting approves the annual report, the consolidated financial statements, and the annual financial statements for 2014.

Vertretene Stimmen: Votes represented:		1‘209‘304‘848

Absolutes Mehr: Absolute majority:		604‘652‘425

99.57%	Ja / Yes	1‘204‘157‘110	Stimmen / votes

0.05%	Nein / No	556‘186	Stimmen / votes

0.38%	Enthaltung / Abstention	4‘591‘552	Stimmen / votes

ABB Ltd, Annual General Meeting 2015 / short minutes

2                 Konsultativabstimmung über den Vergütungsbericht 2014

2                 Consultative vote on the 2014 remuneration report

Die Generalversammlung stimmt dem Vergütungsbericht 2014 (gemäss Seiten 43-74 des Geschäftsberichts) zu (unverbindliche Konsultativabstimmung).

The Annual General Meeting accepts the remuneration report 2014 (as per pages 43-74 of the annual report) (non-binding consultative vote).

Vertretene Stimmen: Votes represented:		1‘197‘110‘320

Absolutes Mehr: Absolute majority:		598‘555‘161

82.65%	Ja / Yes	989‘376‘138	Stimmen / votes

12.69%	Nein / No	151‘923‘647	Stimmen / votes

4.66%	Enthaltung / Abstention	55‘810‘535	Stimmen / votes

3.              Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.              Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr 2014.

The Annual General Meeting discharges the members of the Board of Directors and the persons entrusted with management for fiscal year 2014.

Vertretene Stimmen: Votes represented:		1‘191‘210‘890

Absolutes Mehr: Absolute majority:		595‘605‘446

98.34%	Ja / Yes	1‘171‘425‘289	Stimmen / votes

0.61%	Nein / No	7‘279‘873	Stimmen / votes

1.05%	Enthaltung / Abstention	12‘505‘728	Stimmen / votes

4.1       Verwendung des Bilanzgewinns und Ausschüttung von Kapitaleinlagereserven

4.1       Appropriation of available earnings and distribution of capital contribution reserve

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu,

The Annual General Meeting approves the proposal of the Board of Directors

a)             den Bilanzgewinn 2014 von CHF 5‘647‘858‘651 auf neue Rechnung vorzutragen;

to carry forward the available earnings for 2014 in the amount of CHF 5‘647‘858‘651;

b)             Kapitaleinlagereserven im Betrag von CHF 0.55 je Aktie in andere Reserven umzuwandeln und eine Dividende für das Rechnungsjahr 2014 von CHF 0.55 je Aktie auszuschütten.

to convert capital contribution reserve to other reserves in the amount of CHF 0.55 per share and subsequently distribute a dividend for the fiscal year 2014 of CHF 0.55 per share.

Vertretene Stimmen: Votes represented:		1‘209‘185‘504

Absolutes Mehr: Absolute majority:		604‘592‘753

99.55%	Ja / Yes	1‘203‘756‘049	Stimmen / votes

0.10%	Nein / No	1‘232‘076	Stimmen / votes

0.35%	Enthaltung / Abstention	4‘197‘379	Stimmen / votes

4.2.    Kapitalherabsetzung durch Nennwertrückzahlung

4.2.    Capital reduction through nominal value repayment

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors

a)    die Herabsetzung des Aktienkapitals von CHF 2‘384‘185‘561.92 um CHF 393‘506‘354.88 auf CHF 1‘990‘679‘207.04 durch Reduktion des Nennwerts jeder Namenaktie von CHF 1.03 um CHF 0.17 auf CHF 0.86 und die Verwendung des Herabsetzungsbetrages zur Auszahlung an die Aktionäre;

a)    to reduce the share capital of CHF 2,384,185,561.92 by CHF 393,506,354.88 to CHF 1,990,679,207.04 by way of reducing the nominal value of each registered share from CHF 1.03 by CHF 0.17 to CHF 0.86 and to use the nominal value reduction amount for repayment to the shareholders;

b)    als Ergebnis des Prüfungsberichts festzustellen, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind;

b)    to confirm as a result of the report of the auditors, that the claims of the creditors are fully covered notwithstanding the capital reduction;

c)     die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut (Änderungen sind unterstrichen dargestellt):

c)     to amend article 4 para.1 of the Articles of Incorporation according to the following wording as per the date of the entry of the capital reduction in the commercial register (the proposed amendments are underlined):

Artikel 4 Abs. 1 Das Aktienkapital der Gesellschaft beträgt CHF 1‘990‘679‘207.04, eingeteilt in 2‘314‘743‘264 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 0.86.	Article 4 para. 1 The share capital of the Company is CHF 1,990,679,207.04 and is divided into 2,314,743,264 fully paid registered shares. Each share has a par value of CHF 0.86.

d)    die Änderung von Artikel 4bis Abs. 1 (1. Satz) und 4 (1. Satz) sowie, falls Traktandum 6 gutgeheissen wird, Artikel 4ter Abs. 1 (1. Satz) der Statuten auf den Zeitpunkt des Eintrags der Kapitalherabsetzung in das Handelsregister, um die Reduktion des Nennwerts jeder Namenaktie von CHF 1.03 um CHF 0.17 auf CHF 0.86 entsprechend wiederzugeben.

d)    to amend article 4bis paras. 1 (1st sentence) and 4 (1st sentence), and article 4ter para. 1 (1st sentence) of the Articles of Incorporation, correspondingly reflecting the reduced nominal value of each registered share from CHF 1.03 by CHF 0.17 to CHF 0.86, as per the date of the entry of the capital reduction in the commercial register.

Vertretene Stimmen: Votes represented:		1‘209‘171‘744

Absolutes Mehr: Absolute majority:		604‘585‘873

99.39%	Ja / Yes	1‘201‘737‘684	Stimmen / votes

0.22%	Nein / No	2‘733‘689	Stimmen / votes

0.39%	Enthaltung / Abstention	4‘700‘371	Stimmen / votes

5.              Änderung der Statuten im Zusammenhang mit der Kapitalherabsetzung

5.              Amendment to the Articles of Incorporation related to the capital reduction

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors

Artikel 13 Abs. 1 der Statuten in folgenden Wortlaut zu ändern (die beantragte Änderung ist unterstrichen dargestellt):

to amend article 13 para.1 of the Articles of Incorporation as follows (the proposed amendment is underlined):

Artikel 13 Abs. 1

Aktionäre, die Aktien im Nennwert von CHF 344‘000 oder mehr vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Die Traktandierung muss mindestens vierzig Tage vor der Versammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge des Aktionärs oder der Aktionäre anbegehrt werden.

Article 13 para. 1

One or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 344,000 may demand that an item be included on the agenda of a General Meeting of Shareholders. Such inclusion must be requested in writing at least forty days prior to the meeting and shall specify the agenda items and proposals of such shareholder(s).

Vertretene Stimmen: Votes represented:		1‘209‘177‘544

Absolutes Mehr: Absolute majority:		604‘588‘773

99.35%	Ja / Yes	1‘201‘263‘487	Stimmen / votes

0.22%	Nein / No	2‘731‘522	Stimmen / votes

0.43%	Enthaltung / Abstention	5‘182‘535	Stimmen / votes

6.                  Erneuerung von genehmigtem Aktienkapital

6.                  Renewal of authorized share capital

Die Generalversammlung stimmt dem Antrag des Verwaltungsrats zu,

The Annual General Meeting approves the proposal of the Board of Directors das genehmigte Aktienkapital im Betrag von höchstens CHF 206‘000‘000* zu erneuern, welches die Ausgabe von höchstens 200‘000‘000 ABB Ltd Aktien im Nennwert von je CHF 1.03* bis spätestens 29. April 2017 ermöglicht, durch Änderung der Statuten durch einen neuen Artikel 4ter mit folgendem Wortlaut:

to renew ABB Ltd’s authorized share capital in an amount not to exceed CHF 206,000,000* enabling the issuance of up to 200,000,000 ABB Ltd shares with a nominal value of CHF 1.03* each by no later than April 29, 2017, by amending the Articles of Incorporation with a new article 4ter with the following wording:

Artikel 4ter — Genehmigtes Aktienkapital

1            Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 29. April 2017 das Aktienkapital im Maximalbetrag von CHF 206‘000‘000* durch Ausgabe von höchstens 200‘000 000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 1.03* zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.

2            Zeichnung und Erwerb der neuen Aktien sowie jede nachfolgende Übertragung der Aktien unterliegen den Beschränkungen von Art. 5 dieser Statuten.

3            Der Verwaltungsrat legt den Zeitpunkt der Ausgabe der neuen Aktien, deren Ausgabebetrag, die Art der Einlagen, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank, ein Bankenkonsortium oder einen Dritten mit anschliessendem Angebot an die Aktionäre ausgeben. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

4            Der Verwaltungsrat ist ferner ermächtigt, das Bezugsrecht der Aktionäre zu beschränken oder aufzuheben und Dritten zuzuweisen im Falle der Verwendung der Aktien:

a)        für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für neue Investitionsvorhaben oder im Falle einer Aktienplatzierung für die Finanzierung oder

Article 4ter - Authorized Share Capital

1            The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 206,000,000* through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03* per share by not later than April 29, 2017. Increases in partial amounts shall be permitted.

2            The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, shall be subject to the restrictions of art. 5 of these Articles of Incorporation.

3            The Board of Directors shall determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights, and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board of Directors may permit pre-emptive rights that have not been exercised to expire or it may place these rights and/or shares to which pre-emptive rights have been granted but not exercised, at market conditions or use them for other purposes in the interest of the Company.

4            The Board of Directors is further authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are to be used:

a)        for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or, in case of a share placement, for the financing or refinancing of

Refinanzierung solcher Transaktionen; oder b) zum Zwecke der Erweiterung des Aktionärskreises im Zusammenhang mit der Kotierung der Aktien an inländischen oder an ausländischen Börsen.	such transactions; or b) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

*Der Gesamtnennwert und der Nominalwert der Aktien werden mit Zeitpunkt des Eintrags der Kapitalherabsetzung im Handelsregister entsprechend angepasst.

* The aggregate nominal value and the nominal value per share will be adjusted accordingly once the approved share capital reduction is entered into the commercial register.

Vertretene Stimmen: Votes represented:		1‘209‘098‘698

Absolutes Mehr: Absolute majority:		806‘065‘799

96.70%	Ja / Yes	1‘169‘198‘577	Stimmen / votes

2.85%	Nein / No	34‘430‘691	Stimmen / votes

0.45%	Enthaltung / Abstention	5‘469‘430	Stimmen / votes

Die erforderliche Mehrheit von zwei Dritteln der vertretenen Aktienstimmen und auch die absolute Mehrheit der vertretenen Aktiennennwerte wurden erreicht.

The necessary two thirds majority of the represented voting rights have been achieved.

7.1.        Bindende Abstimmung über die Gesamtvergütung der Mitglieder des Verwaltungsrats für die kommende Amtsdauer, d.h. von der ordentlichen Generalversammlung 2015 bis zur ordentlichen Generalversammlung 2016

7.1           Binding vote on the total compensation of the members of the Board of Directors for the next term of office, i.e. from the 2015 Annual General Meeting to the 2016 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der ordentlichen Generalversammlung 2015 bis zur ordentlichen Generalversammlung 2016 im Betrag von CHF 4‘200‘000.

the total maximum amount of compensation for the members of the Board of Directors covering the period from the 2015 Annual General Meeting to the 2016 Annual General Meeting in the amount of CHF 4,200,000.

Vertretene Stimmen: Votes represented:		1‘209‘083‘702

Absolutes Mehr: Absolute majority:		604‘541‘852

98.12%	Ja / Yes	1‘186‘345‘262	Stimmen / votes

1.28%	Nein / No	15‘532‘701	Stimmen / votes

0.60%	Enthaltung / Abstention	7‘205‘739	Stimmen / votes

7.2.        Bindende Abstimmung über die Gesamtvergütung der Mitglieder der Geschäftsleitung für das folgende Geschäftsjahr, d.h. 2016

7.2.        Binding vote on the total compensation of the members of the Executive Committee for the following financial year, i.e. 2016

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Mitgliedern der Geschäftsleitung für das Geschäftsjahr 2016 im Betrag von CHF 52‘000‘000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2016 in the amount of CHF 52,000,000.

Vertretene Stimmen: Votes represented:		1‘209‘055‘545

Absolutes Mehr: Absolute majority:		604‘527‘773

94.21%	Ja / Yes	1‘138‘997‘202	Stimmen / votes

5.18%	Nein / No	62‘635‘975	Stimmen / votes

0.61%	Enthaltung / Abstention	7‘422‘368	Stimmen / votes

8.                  Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

8.                  Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2016:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a period of one year, i.e. until the Annual General Meeting 2016:

•                  Roger Agnelli, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘207‘748‘412

Absolutes Mehr: Absolute majority:		603‘874‘207

75.75%	Ja / Yes	914‘827‘992	Stimmen / votes

23.84%	Nein / No	287‘912‘006	Stimmen / votes

0.41%	Enthaltung / Abstention	5‘008‘414	Stimmen / votes

•                  Matti Alahuhta, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘206‘271‘593

Absolutes Mehr: Absolute majority:		603‘135‘797

99.15%	Ja / Yes	1‘196‘035‘445	Stimmen / votes

0.36%	Nein / No	4‘380‘210	Stimmen / votes

0.49%	Enthaltung / Abstention	5‘855‘938	Stimmen / votes

•                  David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘206‘883‘851

Absolutes Mehr: Absolute majority:		603‘441‘926

99.13%	Ja / Yes	1‘196‘342‘331	Stimmen / votes

0.41%	Nein / No	5‘005‘106	Stimmen / votes

0.46%	Enthaltung / Abstention	5‘536‘414	Stimmen / votes

•                  Louis R. Hughes, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘206‘941‘793

Absolutes Mehr: Absolute majority:		603‘470‘897

76.18%	Ja / Yes	919‘424‘801	Stimmen / votes

23.40%	Nein / No	282‘465‘575	Stimmen / votes

0.42%	Enthaltung / Abstention	5‘051‘417	Stimmen / votes

•                  Michel de Rosen, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘208‘951‘755

Absolutes Mehr: Absolute majority:		604‘475‘878

97.72%	Ja / Yes	1‘181‘306‘477	Stimmen / votes

1.85%	Nein / No	22‘406‘400	Stimmen / votes

0.43%	Enthaltung / Abstention	5‘238‘878	Stimmen / votes

•                  Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘208‘952‘044

Absolutes Mehr: Absolute majority:		604‘476‘023

78.32%	Ja / Yes	946‘764‘375	Stimmen / votes

21.21%	Nein / No	256‘472‘807	Stimmen / votes

0.47%	Enthaltung / Abstention	5‘714‘862	Stimmen / votes

•                  Ying Yeh, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘208‘939‘325

Absolutes Mehr: Absolute majority:		604‘469‘663

99.16%	Ja / Yes	1‘198‘767‘988	Stimmen / votes

0.43%	Nein / No	5‘150‘349	Stimmen / votes

0.41%	Enthaltung / Abstention	5‘020‘988	Stimmen / votes

•                  Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:		1‘208‘947‘685

Absolutes Mehr: Absolute majority:		604‘473‘843

99.31%	Ja / Yes	1‘200‘533‘143	Stimmen / votes

0.29%	Nein / No	3‘561‘456	Stimmen / votes

0.40%	Enthaltung / Abstention	4‘853‘086	Stimmen / votes

9.      Wahlen in den Vergütungsausschuss

9.      Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder des Verwaltungsrats in den Vergütungsausschuss für eine Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2016:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Compensation Committee for a period of one year, i.e. until the Annual General Meeting 2016:

•                  David Constable

Vertretene Stimmen: Votes represented:		1‘208‘723‘995

Absolutes Mehr: Absolute majority:		604‘361‘998

99.05%	Ja / Yes	1‘197‘262‘455	Stimmen / votes

0.42%	Nein / No	5‘029‘776	Stimmen / votes

0.53%	Enthaltung / Abstention	6‘431‘764	Stimmen / votes

•                  Michel de Rosen

Vertretene Stimmen: Votes represented:		1‘208‘622‘767

Absolutes Mehr: Absolute majority:		604‘311‘348

97.78%	Ja / Yes	1‘181‘734‘084	Stimmen / votes

1.72%	Nein / No	20‘788‘066	Stimmen / votes

0.50%	Enthaltung / Abstention	6‘100‘617	Stimmen / votes

•                  Ying Yeh

Vertretene Stimmen: Votes represented:		1‘208‘611‘444

Absolutes Mehr: Absolute majority:		604‘305‘723

98.92%	Ja / Yes	1‘195‘474‘024	Stimmen / votes

0.58%	Nein / No	7‘040‘551	Stimmen / votes

0.50%	Enthaltung / Abstention	6‘096‘869	Stimmen / votes

10.    Wiederwahl des unabhängigen Stimmrechtsvertreters

10.    Re-election of the Independent Proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats für eine Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2016:

The Annual General Meeting elects, as proposed by the Board of Directors for a period of one year, i.e. until the Annual General Meeting 2016:

•                  Dr. Hans Zehnder, Bahnhofplatz 1, 5401 Baden, Switzerland,

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

Vertretene Stimmen: Votes represented:		1‘208‘438‘128

Absolutes Mehr: Absolute majority:		604‘219‘065

99.62%	Ja / Yes	1‘203‘836‘710	Stimmen / votes

0.03%	Nein / No	404‘096	Stimmen / votes

0.35%	Enthaltung / Abstention	4‘197‘322	Stimmen / votes

11.    Wiederwahl der Revisionsstelle

11.    Re-election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2015 wieder.

The Annual General Meeting re-elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for fiscal year 2015.

Vertretene Stimmen: Votes represented:		1‘208‘375‘562

Absolutes Mehr: Absolute majority:		604‘187‘782

98.50%	Ja / Yes	1‘190‘236‘387	Stimmen / votes

1.08%	Nein / No	12‘995‘043	Stimmen / votes

0.42%	Enthaltung / Abstention	5‘144‘132	Stimmen / votes

Für das Protokoll:
For the minutes:

Zürich, 30. April 2015	Diane de Saint Victor

Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrats

General Counsel and Secretary to the Board of Directors

ABB shareholders approve all Board proposals

Zurich, Switzerland, April 30, 2015: ABB shareholders today approved all proposals submitted by the Board of Directors to the annual general meeting in Zurich.

▪            Peter Voser elected as Chairman of the Board

▪            David Constable elected as new member of the Board

▪            Re-election of Board Members who stood for re-election

▪            Election of David Constable, Michel de Rosen, Ying Yeh to the Compensation Committee

▪            Sixth consecutive dividend increase approved

▪            All compensation-related proposals approved with more than 80 percent

The shareholders elected Peter Voser as Chairman of the Board of Directors, and David Constable as a new member of the Board. Jacob Wallenberg, Roger Agnelli, Matti Alahuhta, Louis R. Hughes, Michel de Rosen and Ying Yeh were re-elected for another term. The shareholders also voted for the proposed compensation committee members.

The shareholders supported a sixth consecutive dividend increase to CHF 0.72 per share, up from CHF 0.70 last year. They also approved the annual report, the consolidated financial statements and the annual financial statements for 2014.

For the first time, shareholders had a binding vote on the maximum aggregate compensation of the Board of Directors for the next term of office and of the Executive Committee for the following financial year, in line with the amendments to the articles of incorporation adopted last year. The shareholders approved the proposed amounts. Also approved was the compensation report in a non-binding vote.

A total of 894 shareholders attended the annual general meeting and 70.9 percent of the total votable share capital was represented.

The final results will be published on our website by Mai 1, 2015.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 140,000 people.

For more information please contact:

Media Relations Thomas Schmidt, Antonio Ligi, Sandra Wiesner Tel: +41 43 317 7111 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 30, 2015	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance